DAVIS LLP

RECEIVED

FROM THE OFFICE OF Donna L. Ornstein
DIRECT TEL 604.643.6478
DIRECT FAX 604.605.3768
E-MAIL dornstein@davis.ca

July 4, 2007

FILE NUMBER 50277-00001

07025129

SUPPL

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

Dear Sirs:

Re: GGL Diamond Corp. - Exemption No. 82 - 1209

We are solicitors for GGL Diamond Corp. (the "Company") which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

PROCESSED
JUL 16 2007
THOMSON
FINANCIAL

Yours truly,

DAVIS LLP

Per:

Donna L. Ornstein
Paralegal

DLO/js

I:\Securities\ReidCo\Public\50277\USSEC\2007\June SEC Ltr.doc

Exemption No. 82-1209

July 3, 2007

GGL DIAMOND CORP.
(the "Company")

Index

1. **Material filed with the British Columbia Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC") and with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in the Northwest Territories under the Business Corporations Act and regulations thereunder ("NWT")**

Document Name or Information			**Documents Filed**
(a)	Incorporation Documents		
	(i)	BC	Not Applicable
(b)	Extra-provincial Registration		
	(i)	NWT	Not Applicable
(c)	Annual Reports		
	(i)	BC	May 25, 2007
	(ii)	NWT	June 1, 2007
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable
(e)	Special Resolution		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable

2. Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101") and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

	Document Name or Information	**Documents Filed**
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(b)	Annual Information Form (not mandatory)	Not Applicable
(c)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(d)	News Releases	May 31, 2007 June 1, 2007
(e)	Form 51-102F3, Material Change Report	Not Applicable
(f)	Notice of Meeting and Record Dates of shareholders' meeting (Amended)	May 3, 2007 (Amended) June 25, 2007 (Amended)
(g)	Notice of shareholders' meeting, Proxy and Information Circular	Notice of Meeting, Management Information Circular, Proxy, Financial Statement Request Form
(h)	Report of Exempt Distribution	Not Applicable
(i)	Notice of Change in Year End by more than 14 Days	Not Applicable
(j)	Notice of Change in Corporate Structure	Not Applicable
(k)	Notice of Change of Auditors	Not Applicable
(l)	Business Acquisition Report under NI 51-102	Not Applicable
(m)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	Not Applicable
(n)	Notice of Change of Status Report	Not Applicable
(o)	Filing of documents Affecting the Rights of Securityholders including:	

Document Name or Information	Documents Filed
(a) charter documents	Not Applicable
(b) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	Not Applicable
(c) any securityholder rights plans or similar plans	Not Applicable
(d) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	Not Applicable
(e) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	Not Applicable
(p) Prospectus	Not Applicable
(q) Amendment to Prospectus	Not Applicable
(r) Takeover Bid Circular	Not Applicable
(s) Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(t) Issuer Bid Circular	Not Applicable

Document Name or Information		Documents Filed
(u)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(v)	Initial Acquisition Report	Not Applicable
(w)	Subsequent Acquisition Reports	Not Applicable
(x)	Notice of Intention to Sell by a Control Person	Not Applicable

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

Document Name or Information		Documents Filed
(a)	Exchange Filing Statement	Not Applicable
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(c)	Annual Information Form (not mandatory)	Not Applicable
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(e)	News Releases	May 31, 2007 June 1, 2007
(f)	Form 51-102F3, Material Change Report	Not Applicable
(g)	Notice of Meeting and Record Dates of shareholders' meeting (Amended)	May 3, 2007 (Amended) June 25, 2007 (Amended
(h)	Notice of shareholders' meeting, Proxy and Information Circular	Notice of Meeting, Management Information Circular, Proxy, Financial Statement Request Form
(i)	Prospectus	Not Applicable
(j)	Amendment to Prospectus	Not Applicable
(k)	Takeover Bid Circular	Not Applicable

Document Name or Information		Documents Filed
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(o)	Initial Acquisition Report	Not Applicable
(p)	Subsequent Acquisition Reports	Not Applicable
(q)	Notice of Intention to Sell by a Control Person	Not applicable
(r)	Notice of Dividends	Not Applicable
(s)	Notice of Market Making Activities - Form 3C, Declaration of Certified Filing Promotional Investor Relations and Market Making Activities	Not Applicable
(t)	Notice of Expedited Acquisition - Exchange Form 5B, Expedited Acquisition Filing	Not Applicable
(u)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C,Transaction Summary Form	Not Applicable

4. Materials distributed to security holders as required by the Business Corporations Act (BC) and regulations thereunder, the Securities Act (British Columbia) and the Securities Act (Alberta) and regulations thereunder, NI 54-101 and the rules and policies of the Exchange

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis)	Not Applicable
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(c)	Notice of shareholders' meeting, Proxy and Information Circular	Notice of Meeting, Management Information Circular, Proxy, Financial Statement Request Form

Document Name or Information		Documents Filed
(d)	Prospectus	Not Applicable
(e)	Amendment to Prospectus	Not Applicable
(f)	Issuer Bid Circular	Not Applicable
(g)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

Date and Time: May 25, 2007 08:33 AM Pacific Time

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Annual Report

BC COMPANY

FORM 6
BUSINESS CORPORATIONS ACT
Section 51

Filed Date and Time: **May 25, 2007 08:32 AM Pacific Time**

ANNUAL REPORT DETAILS

NAME OF COMPANY	INCORPORATION NUMBER **BC0235315**
3GL DIAMOND CORP. 2800 PARK PLACE 666 BURRARD ST VANCOUVER BC V6C 2Z7 CANADA	DATE OF RECOGNITION **May 25, 1981**
	DATE OF ANNUAL REPORT (ANNIVERSARY DATE OF RECOGNITION IN BC) **May 25, 2007**

OFFICER INFORMATION AS AT May 25, 2007

Last Name, First Name, Middle Name:
DEMARE, NICK
Office(s) Held: (CFO, Secretary)

Mailing Address:
1090 WEST GEORGIA STREET
SUITE 1305
VANCOUVER BC V6E 3V7
CANADA

Delivery Address:
1090 WEST GEORGIA STREET
SUITE 1305
VANCOUVER BC V6E 3V7
CANADA

Last Name, First Name, Middle Name:
HRKAC, RAYMOND ANDREW
Office(s) Held: (CEO, President)

Mailing Address:	**Delivery Address:**
675 WEST HASTINGS STREET SUITE 904 VANCOUVER BC V6B 1N2 CANADA	675 WEST HASTINGS STREET SUITE 904 VANCOUVER BC V6B 1N2 CANADA

Last Name, First Name, Middle Name:
LAU, JURGEN T.
Office(s) Held: (Assistant Secretary)

Mailing Address:	**Delivery Address:**
675 WEST HASTINGS STREET SUITE 904 VANCOUVER BC V6B 1N2 CANADA	675 WEST HASTINGS STREET SUITE 904 VANCOUVER BC V6B 1N2 CANADA

Last Name, First Name, Middle Name:
ORNSTEIN, DONNA L.
Office(s) Held: (Assistant Secretary)

Mailing Address:	**Delivery Address:**
2800 PARK PLACE 666 BURRARD STREET VANCOUVER BC V6C 2Z7 CANADA	2800 PARK PLACE 666 BURRARD STREET VANCOUVER BC V6C 2Z7 CANADA

Northwest Territories

FORM 27
BUSINESS CORPORATIONS ACT
ANNUAL RETURN EXTRA-TERRITORIAL CORPORATION
FORMULE 27
LOI SUR LES SOCIÉTÉS PAR ACTIONS
RAPPORT ANNUEL D'UNE SOCIÉTÉ EXTRATERRITORIALE

FILED-DÉPÔT
No. ET 5068
Date June 1, 2007
[signature]
DEPUTY REGISTRAR OF CORPORATIONS
REGISTRAIRE OU REGISTRAIRE ADJOINT DES SOCIETES

1) Name of corporation / Dénomination sociale de la société

GGL DIAMOND CORP.

2) This return contains information current to and including / Le present rapport contient les renseignements les plus récents en date du

MONTH AND DAY OF INCORPORATION OR AMALGAMATION	MM 05 DD / J 25	MOIS ET JOUR DE CONSTITUTION OU DE FUSION
THE YEAR FOR WHICH THIS RETURN IS APPLICABLE	YYYY / ANNÉE 2007	ANNÉE APPLICABLE AU RAPPORT

3) Is the address of the registered office, and the post office box designated as the address for service by mail, if any, the same as shown on the last notice filed with the Registrar of Corporations?
YES ☑ OUI
NO ☐ NON
L'adresse du bureau enregistré ou de la boîte postale aux fins de signification par courrier sont-elles les mêmes que celles qui figurent sur le dernier avis de désignation déposé auprès du registraire des sociétés ?

4) Is the current postal and street address of the head office the same as the postal and street address shown on the last notice filed with the Registrar of Corporations?
YES ☑ OUI
NO ☐ NON
L'adresse actuelle du siége social est-elle la même que celle qui figure sur le dernier avis de désignation déposé auprès du registraire des sociétés ?

5) Are the current charter and regulations of the corporation the same as the charter and regulations that have been filed with the Registrar of Corporations?
YES ☑ OUI
NO ☐ NON
La charte et les règlements de la société sont-ils les mêmes que ceux qui ont été déposés auprès du registraire des sociétés ?

6) Are the current directors of the corporation the same as the directors shown on the last notice filed with the Registrar of Corporations?
YES ☑ OUI
NO ☐ NON
Les administrateurs actuels de la société sont-ils les mêmes que ceux qui figurent sur le dernier avis de désignation déposé auprès du registraire des sociétés ?

IF THE ANSWER TO EITHER OF THE ABOVE QUESTIONS IS "NO", THIS RETURN MUST BE ACCOMPANIED BY ALL NOTICES NECESSARY TO BRING THE RECORDS OF THE REGISTRAR UP TO DATE.

SI VOUS AVEZ RÉPONDU «NON» À L'UNE DES QUESTIONS CI-DESSUS, LE PRÉSENT RAPPORT DOIT ÊTRE ACCOMPAGNÉ DE TOUS LES AVIS DE DÉSIGNATION NÉCESSAIRES AFIN DE METTRE À JOUR LES REGISTRES DU REGISTRAIRE.

Date	Signature	Title (Director, Officer or Solicitor) Titre (Administrateur, dirigeant ou avocat)
May 25, 2007	[signature]	President and CEO

GGL DIAMOND CORP.

PRESS RELEASE - *May 31, 2007*

GGL moves ahead with exploration and strategic plans for recently discovered prospective nickel belt

Vancouver, British Columbia, May 30, 2007 - The Company (GGL Diamond Corp., TSXV: GGL) ("GGL") is pleased to report that it is proceeding with exploration plans related to its recently announced discovery of nickel mineralization in the Northwest Territories *(See news release GGL Diamond, April 4, 2007* at http://www.ggldiamond.com/press-release.cfm).

Ray Hrkac, President and CEO of GGL Diamond, reports that the Company is also proceeding with financing activities related to the recent discovery as well as work on its diamond exploration program.

The Company is aggressively proceeding with plans to explore the prospective nickel belt; its exploration team will be mobilized to Yellowknife in early June to begin field work shortly thereafter. The exploration program will include sampling of iron-stained (gossanous) bedrock exposures and orientation surveys in preparation for a drill program.

As outlined in the earlier news release, a number of factors suggest that this discovery may possibly be the first new nickel area discovered in Canada since Voisey's Bay in 1994. The Company has worked to confirm its initial geological assessment of the significance of this discovery and has staked additional claims to cover the most prospective portions of the belt. This staking has now been completed and the Company's claims now cover an area about 80 km in length and up to 20 km in width.

The discovery lies within an extensive belt of rocks previously identified by a mapping project funded by the Geological Survey of Canada. This project reported the Winter Lake area as having the potential for hosting magmatic nickel mineralization. An outcome of this project was The Slave Craton Interpretive bedrock compilation map, produced by Mike Stubley of Stubley Geosciences for the Northwest Territories Geoscience Office, and published in 2005. It describes the geological and structural setting of the belt of rocks hosting the nickel mineralization and allows for the comparison with similar geological terranes hosting nickel deposits worldwide. The mapping of the Winter Lake belt included in Stubley's compilation was carried out between 1992 and 1994 by Blair Hrabi et al. and was published in December 1999. It is important to note and to support these mapping programs throughout Canada, inasmuch as they provide valuable contributions to the knowledge and economic wealth of our country.

.../2

As noted previously, the current and future demand for sulphide nickel is well demonstrated and the recent recognition of sulphide nickel potential on the Company's new claims may be indicative of a new nickel area, one of the first discovered in Canada since Voisey's Bay. Current evidence confirms that additional exploratory work is warranted. The Company believes it has a prospective area for nickel mineralization and will be implementing a plan of exploration to test these targets.

The Company also intends to advance its excellent opportunities to find a diamond deposit. Increasing shareholder value with the new commodities may create the synergy needed to successfully complete all our projects.

The Qualified Persons for the Company are, Torrie Chartier, MSc., MBA, P.Geol., Consulting Geologist, and N. C. Carter, Ph.D., P. Eng., Consulting Geologist.

About GGL

GGL is a junior exploration company. Since 1992, its primary focus has been on exploring for diamonds on the Slave Craton in the Northwest Territories, Canada. At present, GGL has a 100% interest in approximately 400,000 acres of mineral claims and leases and a 40% carried interest (De Beers Canada Inc. 60%) in leases containing 12,757 acres. GGL also has a 100% interest in the McConnell Creek gold and porphyry copper property within the highly mineralized Quesnel Trough in north-central British Columbia and located 15km south of the Kemess South gold-copper mine.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For more information, please check our web site at www.ggldiamond.com or contact: Keir Reynolds, Ascenta Capital Partners Inc., Phone: (604) 628-5800 Toll Free: 1-866-684-4209 Email: info@ascentacapital.com

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

GGL DIAMOND CORP.

PRESS RELEASE – *June 1, 2007*

Roman Friedrich & Co. to provide strategic and capital financing counsel to GGL

Vancouver, British Columbia, June 1, 2007 - Ray Hrkac, President and CEO of **GGL Diamond Corp. (TSX VENTURE:GGL) ("GGL")**, is pleased to report that the Company has contracted Roman Friedrich & Company Ltd. ("RFC") to act as a financial advisor to assist in the identification of strategic options and the raising of equity capital and project financing.

RFC principal Roman Friedrich, a highly regarded investment banker with expertise in the mining and metals industries, is providing advice to the Company regarding all strategic options available to it.

The Company has three distinctly different and worthy mineral exploration projects – a recently staked area prospective for nickel, diamond properties in the Northwest Territories, and long-standing gold and copper prospect area at McConnell Creek, in British Columbia. As the market value of GGL does not currently reflect the potential inherent in these properties, the Company is exploring various strategic options in order to best serve shareholder interests and increase shareholder value. RFC will provide its expertise in that effort.

Meanwhile, the Company is proceeding with immediate plans to explore both the prospective nickel belt and its diamond properties; its exploration team will be mobilized to Yellowknife in early June to begin fieldwork shortly thereafter. *(See News Release GGL Diamond, May 31, 2007* at http://www.ggldiamond.com/press-release.cfm).

About GGL

GGL is a junior exploration company based in Vancouver. In terms of its nickel prospects, the Company recently completed staking an area about 80 km in length and up to 20 km in width in the Winter Lake area of the Northwest Territories, Canada. Since 1992 and until recently, the Company's primary focus has been on exploring for diamonds on the Slave Craton in the Northwest Territories. In terms of diamond exploration, GGL today holds a 100% interest in approximately 400,000 acres of mineral claims and leases and a 40% carried interest (De Beers Canada Inc. 60%) in leases containing 12,757 acres. GGL also has a 100% interest in the McConnell Creek gold and porphyry copper property within the highly mineralized Quesnel Trough in north-central British Columbia and located 15km south of the Kemess South gold-copper mine.

.../2

#904 - 675 West Hastings Street, Vancouver, BC, Canada V6B 1N2
T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | ggl@telus.net | www.ggldiamond.com

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For more information, please check our web site at www.ggldiamond.com or contact: Keir Reynolds, Ascenta Capital Partners Inc., Phone: (604) 628-5800 Toll Free: 1-866-684-4209 Email: info@ascentacapital.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

Exemption No. 82-1209

GGL DIAMOND CORP.

2007 ANNUAL GENERAL MEETING	• Notice of Annual General Meeting of Shareholders • Management Information Circular
Place:	Ceperley/Walker Rooms Terminal City Club 837 West Hastings Street, Vancouver, British Columbia V6C 1B6
Time:	2:00 p.m. (Vancouver Time)
Date:	July 31, 2007

This Management Information Circular solicits Management yellow proxies FOR the resolutions set out herein

YOUR VOTE IS EXTREMELY IMPORTANT
PLEASE SUBMIT YOUR YELLOW PROXY TODAY

GGL DIAMOND CORP.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders ("**Meeting**") of **GGL DIAMOND CORP.** (the "**Company**") will be held in the Ceperley/Walker Rooms, Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia V6C 1B6, on Tuesday, the 31st day of July, 2007, at the hour of 2:00 p.m. (Vancouver time), for the following purposes:

1. to receive and consider the consolidated financial statements of the Company for the financial year ended November 30, 2006, together with the report of the auditors thereon;

2. to appoint auditors of the Company for the ensuing year;

3. to elect Directors of the Company for the ensuing year;

4. to approve, adopt and ratify the ordinary resolution as set out in the Company's Management Information Circular dated June 26, 2007 relating to the annual ratification of the 10% rolling stock option plan of the Company; and

5. to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting are the Circular, a YELLOW form of proxy and the Financial Statement Request Form, as well as a return prepaid envelope for use by shareholders to send in their proxy. Financial information concerning the Company is provided in the comparative Financial Statements and the Management's Discussion and Analysis of the Company for the financial year ended November 30, 2006, which are available online at www.sedar.com.

If you are a registered holder (a "Shareholder") of Common Shares and are unable to attend the Meeting in person, please complete, sign, date and return the enclosed form of proxy. A proxy will not be valid unless it is deposited at the office of Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 not later than 2:00 p.m., Vancouver time, on July 27, 2007.

If you are a non-registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you do not complete and return the materials in accordance with such instructions, you may lose your right to vote at the Meeting, either in person or by proxy.

BY ORDER OF THE BOARD

(signed) "*Raymond A. Hrkac*"
President & Chief Executive Officer

Vancouver, BC
June 26, 2007

YOUR VOTE IS EXTREMELY IMPORTANT
PLEASE SUBMIT YOUR YELLOW PROXY TODAY

GGL DIAMOND CORP.

Suite 904, 675 West Hastings Street
Vancouver, British Columbia
V6B 1N2
Telephone: (604) 688-0546
Facsimile: (604) 688-0378
www.ggldiamond.com

MANAGEMENT INFORMATION CIRCULAR

containing information as at June 26, 2007 unless otherwise noted

SOLICITATION OF PROXIES

Solicitation of Proxies by Management

This Management Information Circular ("Circular") is being furnished in connection with the solicitation of proxies by the management of GGL Diamond Corp. (the "Company") for use at the Annual General Meeting of the shareholders of the Company to be held on Tuesday, July 31, 2007 (the "Meeting") at the time and place and for the purposes set forth in the accompanying Notice of Meeting and any adjournment thereof.

Cost and Manner of Solicitation

While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone, facsimile or electronically by the directors and regular employees of the Company or other proxy solicitation services. In accordance with National Instrument 54-101, arrangements have been made to forward proxy solicitation materials to the beneficial owners of Common shares of the Company. All costs of solicitation will be borne by the Company. The Company has retained Georgeson Shareholder Communications Canada Inc. ("Georgeson") to solicit proxies on its behalf. The Company estimates that the fees payable to Georgeson will be approximately $35,000, plus applicable taxes and disbursements.

APPOINTMENT AND REVOCATION OF PROXIES

Appointment of Proxy

A shareholder entitled to vote at the Meeting may, by means of a properly executed and deposited proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders of the Company to attend and act at the Meeting for the shareholder and on the shareholder's behalf.

The individuals named in the enclosed form of proxy are the President and Secretary of the Company (the "**Management Designees**"). **A shareholder wishing to appoint some other person (who need not be a shareholder) to represent him or her at the meeting has the right to do so, either by inserting such person's name in the blank space provided in the form of proxy or by completing another proper form of proxy.** A proxy will not be valid unless the completed, dated and signed form of proxy is deposited with Computershare Investor Services Inc., not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof. Proxies may be sent to Computershare Investor Services Inc. using one of the following methods:

YOUR VOTE IS EXTREMELY IMPORTANT
PLEASE SUBMIT YOUR YELLOW PROXY TODAY

BY MAIL OR COURIER:	Computershare Investor Services Inc. 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1
OR IF YOU HAVE A CONTROL NUMBER, A HOLDER ACCOUNT NUMBER AND AN ACCESS NUMBER ON THE FACE OF THE PROXY, YOU ARE ALTERNATIVELY ABLE TO VOTE:	
BY TELEPHONE:	1-866-732-8683, or
BY INTERNET:	www.investorvote.com

Your vote is important regardless of the number of shares you own. Whether or not you are able to attend, if you are a registered holder, we urge you to complete the enclosed form of YELLOW proxy and return it in the envelope provided by no later than 2:00 p.m. (Vancouver time) on July 27, 2007. Voting by proxy will not prevent you from voting in person if you attend the Meeting, but will ensure that your vote will be counted if you are unable to attend. If you hold your shares through a broker or an intermediary, we urge you to complete the applicable YELLOW voting instruction form or provide your voting instructions by other acceptable methods. IF YOU HAVE ANY QUESTIONS, PLEASE CONTACT OUR PROXY SOLICITATION AGENT, GEORGESON TOLL-FREE AT 1-888-605-7615.

Revocation of Proxy

A shareholder who has given a proxy may revoke it by an instrument in writing duly executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, 2800 Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the chair of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

In addition, a proxy may be revoked by a shareholder executing another form of proxy bearing a later date and depositing the same at the offices of Computershare Investor Services Inc. within the time period and in the manner set out under the heading "**Appointment of Proxy**" above or by the shareholder personally attending the Meeting, withdrawing his or her proxy and voting the shares.

Voting of Proxies and Exercise of Discretion by Proxyholders

Unless a poll is called for or required by law, voting at the Meeting will be by a show of hands. Common shares represented by a properly completed, executed and deposited proxy will be voted on any poll and, where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the shares will be, on a poll, voted or withheld from voting in accordance with the specification so made.

IF A CHOICE WITH RESPECT TO ANY MATTER IS NOT CLEARLY SPECIFIED IN THE PROXY, THE MANAGEMENT DESIGNEES WILL VOTE THE SHARES REPRESENTED BY THE PROXY <u>FOR</u> EACH MATTER.

The enclosed form of proxy when properly completed, executed and deposited and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the accompanying Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the Management Designees to vote in accordance with their best judgment on such matters or business. At the date of this Circular, management knows of no such amendment, variation or other matter which may be presented to the Meeting.

Advice to Beneficial Holders of Common Shares

Only registered holders of Common shares of the Company or the persons they validly appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common shares beneficially owned by a person (a "**Non-Registered Holder**") are registered either: (i) in the name of an intermediary (an "**Intermediary**") (including banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans) that the Non-Registered Holder deals with in respect of the shares, or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Distribution to NOBOs

In accordance with the requirements of the Canadian Securities Administrators and National Instrument 54-101, Communication with beneficial owners of Securities of a Reporting Issuer ("**NI-54-101**"), the Company will have caused its agent to distribute copies of the Notice of Meeting and this Circular (collectively, the "**meeting materials**") as well as a Voting Instruction Form directly to those Non-Registered Holders who have provided instructions to an Intermediary that such Non-Registered Holder does not object to the Intermediary disclosing ownership information about the beneficial owner ("**Non-Objecting Beneficial Owner**" or "**NOBO**").

These meeting materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for Voting Instruction Form enclosed with mailings to NOBOs.

The meeting materials distributed by the Company's agent to NOBOs include a Voting Instruction Form. Please carefully review the instructions on the Voting Instruction Form for completion and deposit.

Distribution to OBOs

In addition, the Company will have caused its agent to deliver copies of the meeting materials to the clearing agencies and Intermediaries for onward distribution to those Non-Registered Shareholders who have provided instructions to an Intermediary that the beneficial owner objects to the Intermediary disclosing ownership information about the beneficial owner ("**Objecting Beneficial Owner**" or "**OBO**").

Intermediaries are required to forward the meeting materials to OBOs unless an OBO has waived his or her right to receive them. Intermediaries often use service companies such as Broadridge (formerly ADP) to forward the meeting materials to OBOs. Generally, those OBOs who have not waived the right to receive meeting materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the OBO, but which is otherwise uncompleted. This form of proxy need not be signed by the OBO. In this case, the OBO who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Investor Services Inc. in the manner set out in the proxy, with respect to the Common shares beneficially owned by such OBO, in accordance with the instructions elsewhere in this Circular; **OR**

(b) more typically, be given a voting registration form which is not signed by the Intermediary and which, when properly completed and signed by the OBO and returned to the Intermediary or its service company, will constitute authority and instructions (often called a "**proxy authorization form**") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code or other information. In order for the form of proxy to validly constitute a proxy

authorization form, the OBO must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit the OBO to direct the voting of the shares he or she beneficially owns.

Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the persons named in the form and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions, including those regarding when and where the proxy or proxy authorization form is to be delivered.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities

The Company's authorized share structure consists of an unlimited number of Common shares. As at June 22, 2007, the Company has issued and outstanding 118,325,697 fully paid and non-assessable Common shares, each Common share carrying the right to one vote. **The Company has no other classes of voting securities.** The Common shares have attached thereto the following preferences, rights, conditions, restrictions, limitations, or prohibitions:

Voting

The holders of Common shares shall be entitled to receive notice of and attend any meeting of the shareholders and shall, in respect of each Common share held, be entitled to vote at any meeting of the shareholders of the Company and have one vote in respect of each Common share held by them.

Dividends

The holders of Common shares shall be entitled to receive, out of all profits or surplus available for dividends, any dividend declared by the Directors from time to time.

Participation in Assets on Dissolution

In the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary or on a distribution of assets when the Company has ceased to carry on business, the holders of the Common shares shall be entitled to share equally in the assets of the Company.

Unless otherwise specified, all items referred to herein which require a call for the voting of the Common shares will be by way of ordinary resolution which means a resolution passed by the shareholders of the Company by a simple majority of the votes cast in person or by proxy.

Record Date

The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed as the close of business on June 22, 2007 (the "**Record Date**"). Every Shareholder of record at the Record Date who either personally attends the Meeting or who has submitted a properly executed and deposited form of proxy in the manner and subject to the provisions described above and which has not been revoked shall be entitled to vote or to have his or her shares voted at the Meeting or any adjournment thereof.

Principal Holders

To the knowledge of the directors and senior officers of the Company, as at June 22, 2007, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding Common shares of the Company.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Circular, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate or any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

STATEMENT OF EXECUTIVE COMPENSATION

Executive Officers of the Company

For the purposes of this Circular:

(a) "**CEO**" of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity during the most recently completed financial year;

(b) "**CFO**" of the Company means each individual who served as Chief Financial Officer of the Company or acted in a similar capacity during the most recently completed financial year;

(c) "**executive officer**" of the Company means an individual who is the Chairman or Vice-Chairman of the Board, the President, a Vice-President in charge of a principal business unit, division or function including sales, finance or production, an officer of the Company or any of its subsidiaries who performed a policy-making function in respect of the Company, or any other individual who performed a policy-making function in respect of the Company;

(d) "**Named Executive Officers**" means:

(i) each CEO;

(ii) each CFO;

(iii) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and

(iv) any additional individuals who would have been included under paragraph (iii) were it not for the fact that the individual was not serving as an officer of the Company at the end of the most recently completed financial year;

(e) "**SARs**" or "**Stock Appreciation Right**" means any right granted by the Company as compensation for services rendered, to receive a payment of cash or issue or transfer securities based wholly or in part on changes in the trading price of publicly traded securities of the Corporation; and.

(f) "**LTIP**" or "**Long Term Incentive Plan**" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include options or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

Summary of Compensation

The following table sets forth all compensation paid by the Company and its subsidiaries for the three most recently completed financial years in respect of the individuals who were, at November 30, 2006, the Chief Executive Officer and Chief Financial Officer of the Company (the "**Named Executive Officers**"). The Company had no executive officers during the financial year ended November 30, 2006 whose salary and bonus exceeded $150,000.

Summary Compensation Table

		Annual Compensation			Long Term Compensation			All Other Compensation
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
RAYMOND A.	2006	108,000 [1]	N/A	N/A	550,000 [2]	N/A	N/A	N/A
HRKAC	2005	89,688[1]	N/A	N/A	50,000[2]	N/A	N/A	N/A
President & Chief	2004	97,993[1]	N/A	N/A	440,000[2]	N/A	N/A	N/A
Executive Officer								
NICK DEMARE	2006	N/A	N/A	N/A	130,000[4]	N/A	N/A	N/A
Chief Financial	2005	1,550[3]	N/A	N/A	50,000[4]	N/A	N/A	N/A
Officer & Secretary	2004	N/A	N/A	N/A	60,000[4]	N/A	N/A	N/A

Notes:

(1) The Company was billed for Mr. Hrkac's services pursuant to Services Agreements. See "**Termination of Employment, Change in Responsibilities and Employment Contracts**" below.

(2) Stock Options granted under the Company's Stock Option Plan. See Note (1) under "**Exercise of Stock Options/Aggregate Year End Value**" below for particulars of grants.

(3) Paid to Chase Management Ltd., a company controlled by Nick DeMare, for accounting and administrative services.

(4) Stock options granted under the Company's Stock Option Plan. See Note (2) under "**Exercise of Stock Options/Aggregate Year End Value**" below for particulars of grants.

Long Term Incentive Plan Awards

The Company does not have a long term incentive plan for the Named Executive Officers.

Grant of Stock Options/SARs

The following table sets forth particulars of stock options granted by the Company to the Named Executive Officers during the financial year ended November 30, 2006.

Option/SAR Grants During the Financial Year Ended November 30, 2006

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
RAYMOND A. HRKAC *President & CEO*	550,000	35.83%	$0.20	$0.19	March 23, 2011

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
NICK DEMARE	25,000	1.63%	$0.20	$0.19	March 23, 2011
CFO & Secretary	105,000	6.84%	$0.26	$0.26	May 12, 2011

The foregoing stock options were granted by the Board of Directors under the Company's Stock Option Plan based upon the recommendations of the Compensation Committee. The stock options were granted under the policies of the TSX Venture Exchange and the exercise price of the stock options was not permitted to be lower than the closing price of the common shares of the Company at the time of grant, less a maximum 25% discount. Under the terms of the Stock Option Plan, the stock options will terminate 90 days after the optionee ceases to be a director, senior officer or employee of the Company, except by reason of the death of the optionee, in which case the optionee's personal representative may exercise the stock options by the earlier of one year following the date of death or the expiry date of the stock option. See "**Annual Ratification of Stock Option Plan**" for a description of the Stock Option Plan.

Exercise of Stock Options/Aggregate Year End Value

The following table sets forth particulars of stock options exercised during the financial year ended November 30, 2006, and the financial year end value of unexercised stock options on an aggregate basis held by the Named Executive Officers as at November 30, 2006.

Aggregated Option/SAR Exercises During the Financial Year Ended November 30, 2006 And Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in the Money-Options/SARs at FY-End ($) Exercisable/Unexercisable
RAYMOND A. HRKAC *President & CEO*	25,000	5,000	1,230,000[(1)] (Exercisable)	N/A [(2)]
NICK DEMARE *CFO & Secretary*	25,000	5,000	325,000[(3)] (Exercisable)	N/A [(2)]

Notes:

(1) Particulars of stock options outstanding as at November 30, 2006 granted to Raymond A. Hrkac:

(a) 75,000 Common shares at $0.20 per share exercisable until July 18, 2007;

(b) 125,000 Common shares at $0.25 per share exercisable until February 6, 2008;

(c) 100,000 Common shares at $0.50 per share exercisable until January 15, 2009;

(d) 330,000 Common shares at $0.50 per share exercisable until March 19, 2009;

(e) 50,000 Common shares at $0.20 per share exercisable until May 12, 2010; and

(f) 550,000 Common shares at $0.20 per share exercisable until March 23, 2011.

(2) Based on the closing price of $0.155 for the shares of the Company on the TSX Venture Exchange Inc. on November 30, 2006, none of the stock options were in-the-money.

(3) Particulars of stock options outstanding as at November 30, 2006 granted to Nick DeMare or his personal holding company, Chase Management Ltd.:

(a) 25,000 Common shares at $0.20 per share exercisable until July 18, 2007 (these options were exercised on June 22, 2007);

(b) 35,000 Common shares (Nick DeMare as to 25,000 and Chase Management Ltd. as to 10,000) at $0.25 per share exercisable until February 6, 2008;

(c) 25,000 Common shares at $0.30 per share exercisable until April 25, 2008;

(d) 60,000 Common shares (Nick DeMare as to 30,000 and Chase Management Ltd. as to 30,000) at $0.50 per share exercisable until January 15, 2009;

(e) 50,000 Common shares at $0.20 per share exercisable until May 12, 2010;

(f) 25,000 Common shares at $0.20 per share exercisable until March 23, 2011; and

(g) 105,000 Common shares at $0.26 per share exercisable until May 12, 2011.

Pension Arrangements

The Company and its subsidiaries do not have any pension arrangements in place for the Named Executive Officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

By a Services Agreement dated March 1, 2001, the Company engaged the services of Raymond A. Hrkac as President & CEO and to provide geological services to the Company. For the first two months of the fiscal year ended November 30, 2004, Mr. Hrkac billed the Company at a rate of $4,000 per month plus a per diem rate of $400 per day for geological services. Thereafter up to March 31, 2006, Mr. Hrkac billed the Company at a rate of $6,000 per month plus a per diem rate of $500 per day for geological services, based on the recommendations of the Compensation Committee and approved by the Board of Directors. By a Services Agreement dated April 1, 2006, Mr. Hrkac billed the Company $10,000 per month for the remaining eight months of the financial year ended November 30, 2006. The Services Agreement provides that in the event of a significant change in the affairs of the Company such as a takeover bid, change of control of the Company, the sale, exchange or other disposition of a majority of the outstanding common shares of the Company, the merger or amalgamation or other corporate restructuring of the Company in a transaction or series of transactions in which the Company's shareholders receive less than 51% of the outstanding common shares of the new or continuing corporation ("**Significant Change**"), then at the option of Mr. Hrkac exercisable at any time within 180 days after the date of the Significant Change, Mr. Hrkac may elect to continue to be employed by the Company or give notice of termination in which event, the Company shall pay to Mr. Hrkac an amount equal to three times the annual payment then in effect.

During the financial year ended November 30, 2005, the Company paid Chase Management Ltd., a company controlled by Nick DeMare, Secretary & CFO of the Company, $1,550 for accounting and administrative services. There were no payments for his services in the financial year ended November 30, 2006.

The criteria used to determine the amount payable to the Named Executive Officers of the Company was based on industry standards and the Company's financial circumstances and was accepted by the Board of Directors based on recommendations of the Compensation Committee.

Except as set out above, the Company has no plan or arrangement with the Named Executive Officers to compensate them in the event of:

(a) the resignation, retirement or any other termination of the Named Executive Officers' employment with the Company;

(b) a change of control of the Company; or

(c) a change in the Named Executive Officers' responsibilities following a change of control,

where, in respect of the Named Executive Officers, the value of such compensation exceeds $100,000.

Compensation of Directors

During the financial year ended November 30, 2006, the Company paid no cash compensation to directors of the Company, other than the Named Executive Officer (the "**Other Directors**"). The following table sets forth particulars of stock options granted by the Company to the Other Directors during the financial year ended November 30, 2006:

Name of Director	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiry Date
WILLIAM MEYER	20,000	1.3%	$0.20	$0.19	March 23, 2011
	50,000	3.26%	$0.26	$0.26	May 12, 2011
WILLIAM J. BODEN	50,000	3.26%	$0.26	$0.26	May 12, 2011
PETER J. DAWES	150,000	9.77%	$0.26	$0.26	May 12, 2011

The foregoing stock options were granted by the Board of Directors under the Company's Stock Option Plan based on the recommendations of the Compensation Committee. The stock options were granted under the policies of the TSX Venture Exchange and the exercise price of the stock options was not permitted to be lower than the closing price of the common shares of the Company at the time of grant, less a maximum 25% discount. Under the Stock Option Plan, the stock options will terminate 90 days after the optionee ceases to be a director, senior office or employee of the Company, except by reason of the death of the optionee, in which case the optionee's personal representative may exercise the options by the earlier of one year following the date of death or the expiry date of the stock option.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of the Company's compensation plans under which equity securities of the Company are authorized for issuance at November 30, 2006.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options and warrants	Weighted-average exercise price of outstanding options and warrants	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	5,536,000	$0.26	4,528,145
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	5,536,000		4,528,145

The Company's Stock Option Plan was adopted by the Board of Directors on January 18, 2006. The maximum number of Common shares reserved for issuance thereunder is 10% of the issued and outstanding Common shares of the Company on a rolling basis. See "**Annual Ratification of Stock Option Plan**" below for a summary of the material terms of the Stock Option Plan. The Company has no other form of compensation plan under which equity securities of the Company are authorized for issuance to employees or non-employees in exchange for consideration in the form of goods or services.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND OFFICERS

During the financial year ended November 30, 2006, no director, executive officer, officer, proposed management nominee for election as a director of the Company nor any of their respective associates or affiliates, is, or has been at any time since the beginning of the last completed financial year, indebted to the Company or any subsidiary, nor has any such person been indebted to any other entity where such indebtedness is a subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Company.

MANAGEMENT CONTRACTS

Management functions of the Company or any subsidiary of the Company are not performed by a person other than the directors or executive officers of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Circular, "**informed person**" means:

(a) a director or executive officer of the Company;

(b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d) the Company if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

Other than as set out in this Circular or in the Company's Information Circular dated March 24, 2006, no informed person, no proposed director of the Company and no associate or affiliate of any such informed person or proposed director, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries, except as follows:

Private Placement - June 12, 2006

On June 12, 2006, the Company issued by way of private placement a total of 3,616,000 Flow-Through Units at $0.25 each with each Flow-Through Unit consisting of one Flow-Through Common share and one-half non-transferable non flow-through common share purchase warrant. Each whole warrant entitles the holder to purchase one Common share until June 12, 2008 at a price of $0.35 in the first year and $0.45 in the second year. Of the total of four subscribers, two were insiders of the Company and participated in the private placement as follows:

Name	Relationship	Number of Units
William J. Boden	Director	200,000
Nick DeMare	Director, Secretary and CFO	60,000

Private Placement - December 12 and 28, 2006, February 21 and March 7, 2007

By way of a total of four tranches which closed on December 12 and 28, 2006 and February 21 and March 7, 2007, the Company issued by way of a private placement a total of 4,170,000 Units at $0.15 per Unit with each Unit consisting of one

common share and one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase one Common Share for a term of 24 months from the closing date of each respective tranche at $0.15 per share in the first 12 months and $0.175 per share in the second 12 months. Of the total of nine subscribers, two were insiders of the Company and participated in the private placement as follows:

Name	Relationship	Number of Units
William J. Boden	Director	300,000
Nick DeMare	Director, Secretary & CFO	100,000

Private Placement - January 3, 2007

On January 3, 2007, the Company issued by way of private placement a total of 1,053,778 Flow-Through Units at $0.18 each with each Flow-Through Unit consisting of one flow-through common share and one-half non-transferable non flow-through common share purchase warrant. Each whole warrant entitles the holder to purchase one Common share until January 3, 2009 at a price of $0.20 in the first year and $0.25 in the second year. Of the total of seven subscribers, one was an insider of the Company and participated in the private placement as follows:

Name	Relationship	Number of Units
William Meyer	Director	85,000

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS

Multilateral Instrument 52-110 of the Canadian Securities Administrators (**"MI 52-110"**) requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditors.

The Company's Audit Committee is governed by an Audit Committee Charter, a copy of which is available online at www.sedar.com attached as Schedule A to the Company's Management Information Circular dated March 23, 2005.

The Company's Audit Committee is comprised of three directors, William J. Boden (Chair), Peter J. Dawes and William Meyer. As defined in MI 52-110, all three are "independent". Each Audit Committee member possesses education or experience that is relevant for the performance of their responsibilities as Audit Committee members. William J. Boden is a Chartered Accountant with over 30 years experience as manager in risk capital investments. He is the founder and president of CW Funds Group of companies which are affiliated with Ventures West Management Inc., one of the largest venture capital firms in Canada. Within the CW Funds Group, Mr. Boden has structured and raised financings totalling over $130 million. He is currently a director of two private companies as well as Panoro Minerals Ltd. (TSXV). Prior to joining the Ventures West Group in 1979, Mr. Boden was a manager with Coopers & Lybrand, secretary/treasurer of Whitehorse Copper Mines Ltd. and treasurer of Bethlehem Copper Corp., both producing mining companies listed on the TSX. Peter J. Dawes is managing director of Toronto based Warrington International Inc., an international business consultancy specializing in small and medium sized firms seeking advice on taking their operations to international markets. William Meyer has been Chairman and Director of Minco Mining & Metals Corp. since 1999. He was formerly President of Teck Exploration Ltd. and Vice-President of Exploration for Teck Corporation. He was a partner in the consulting firm of Western Geological Services before forming his own consulting firm in 1975. Mr. Meyer is a director of numerous public and privately owned Canadian companies including Chairman of Minco Silver Corporation.

Since the commencement of the Company's most recently completed financial year, the Company's Board of Directors has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Since the effective date of MI 52-110, the Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditors, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditors in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

The Audit Committee must pre-approve any engagement of the external auditors for any non-audit services to the Company in accordance with applicable law and policies and procedures to be approved by the Board. The engagement of non-audit services will be considered by the Company's Board of Directors on a case by case basis.

In the following table, "**audit fees**" are fees billed by the Company's external auditors for services provided in auditing the Company's annual financial statements for the subject year. "**Audit-related fees**" are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. "**Tax fees**" are fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning. "**All other fees**" are fees billed by the auditors for products and services not included in the foregoing categories.

The fees paid by the Company to its auditors in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees(1)	All Other Fees
November 30, 2006	$27,500	-(3)	$2,800 - $3,000(2)	N/A
November 30, 2005	$20,070	$250	$2,765	N/A

Notes:

(1) Fees related to the preparation of the Company's T-2 corporate income tax return and the General Index of Financial Information required by CCRA.

(2) Estimated fee for November 30, 2006 tax return.

(3) As at June 26, 2007, the Company's Auditors were unable to provide the Company with a segregated figure for Audit Related Fees. The Company does not expect that the amount of Audit Related Fees for this period would be material.

The Company is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the Company, as a Venture Issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Effective June 30, 2005, *National Instrument 58-101- Disclosure of Corporate Governance Practices* ("NI 58-101") was adopted by the Canadian Securities Administrators. NI 58-101 requires issuers to disclose their governance practices in accordance with that instrument. The Company is a "venture issuer" within the meaning of NI 58-101. A discussion of the Company's governance practices within the context of NI 58-101 is set out below.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	OUR CORPORATE GOVERNANCE PRACTICES
1. Board of Directors	
a) Disclose the identity of directors who are independent.	a) The Company has three independent directors, namely: William Meyer, William J. Boden and Peter J. Dawes.
b) Disclose the identity of directors who are not independent, and describe the basis of that determination.	b) The Company has two directors who are not independent because they are executive officers of the Company, namely: Raymond A. Hrkac, President & CEO and Nick DeMare, Secretary & CFO

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	OUR CORPORATE GOVERNANCE PRACTICES
2. Directorships If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	The following directors are presently also directors of other reporting issuers as listed: (1) Raymond A. Hrkac: Nil (2) Nick DeMare, Director, Aguila American Resources Ltd. (TSXV), Andean American Mining Corp. (TSXV), Astral Mining Corporation (TSXV), Blue Sky Uranium Corp. (TSXV), Centrasia Mining Corp. (TSXV, OTCBB), Cumbre Ventures Inc. (TSXV), GeoPetro Resources Company (TSX), Gold Point Energy Corp. (TSXV), Goldmarca Limited (TSXV), Golden Peaks Resources Ltd. (TSX), Halo Resources Ltd. (TSXV), Lariat Energy Ltd. (TSXV), Lumex Capital Corp., Mawson Resources Ltd. (TSXV), Mirasol Resources Ltd. (TSXV), Rochester Resources Ltd. (TSXV), Salazar Resources Limited (TSXV), Sinchao Metals Corp. (TSXV), Tinka Resources Limited (TSXV) and Tumi Resources Limited (TSXV). (3) William Meyer, Director, Lysander Minerals Corporation (TSXV), Minco Gold Corporation (TSX, AMEX, Frankfurt), Minco Silver Corporation (TSX), New Cantech Ventures Inc. (TSXV), Silver Standard Resources Inc. (TSX, NASDAQ) and Trans America Industries Ltd. (TSXV) (4) William J. Boden, Director, Panoro Minerals Ltd. (TSXV) (5) Peter J. Dawes: Nil
3. Orientation and Continuing Education Describe what steps, if any, the board takes to orient new directors and describe any measures the board takes to provide continuing education for directors.	The CEO and/or the CFO are responsible for providing an orientation for new directors. Director orientation and on-going training will include presentations by senior management to familiarize directors with the Company's strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its principal officers and its internal and independent auditors.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	OUR CORPORATE GOVERNANCE PRACTICES
4. Ethical Business Conduct Disclose what steps, if any, the board takes to encourage and promote a culture of ethical business conduct.	The Company does not have a written code of ethical business conduct for its directors, officers and employees. Each director, officer and employee is expected to comply with relevant corporate and securities laws and, where applicable, the terms of their employment agreements. In addition, each director, officer and employee is expected to comply with the Company's *Corporate Disclosure Policy*, *Insider Trading Policy* and *Whistle Blower Policy*.
5. Nomination of Directors Disclose what steps, if any are taken to identify new candidates for board nomination, including: (a) who identifies new candidates, and	(a) When a board vacancy occurs or is contemplated, any director may make recommendations to the board as to qualified individuals for nomination to the board. On May 1, 2007, the Board appointed a Nominating Committee to review and consider management slate nominees for election as directors at the 2007 annual meeting.
(b) the process of identifying new candidates	(b) In identifying new candidates, the Nominating Committee and the board will take into account the mix of director characteristics and diverse experiences, perspectives and skills appropriate for the Company at that time.
6. Compensation Describe what steps, if any, are taken to determine compensation for the Company's directors and CEO including: (a) who determines the compensation, and	a) The Company's Compensation Committee reviews the compensation of the directors and executive officers. The Compensation Committee also administers the Company's stock option plan.
(b) the process of determining compensation	(b) The Compensation Committee reviews and makes recommendations to the board regarding the granting of stock options to directors and executive officers of the Company as well as compensation for executive officers and directors fees, if any,

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	OUR CORPORATE GOVERNANCE PRACTICES
	from time to time. Executive officers and directors may be compensated in cash and/or equity for their expert advice and contribution towards the success of the Company. The form and amount of such compensation will be evaluated by the Compensation Committee, which will be guided by the following goals: (i) compensation should be commensurate with the time spent by executive officers and directors in meeting their obligations and reflective of the compensation paid by companies similar in size and business to the Company; and (ii) the structure of the compensation should be simple, transparent and easy for shareholders to understand. Shareholders will be given the opportunity to vote on all new or substantially revised equity compensation plans for directors as required by regulatory policies.
7. **Other Board Committees** If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The board has no other standing committees.

PARTICULARS OF MATTERS TO BE ACTED UPON

RECEIPT OF FINANCIAL STATEMENTS

The consolidated financial statements of the Company for the financial year ended November 30, 2006 and the accompanying auditors' report thereon will be presented at the Meeting. Those documents have been previously filed on SEDAR and mailed to shareholders who requested those documents by way of a Financial Statement Request Form.

APPOINTMENT OF AUDITORS

The shareholders of the Company will be asked to vote for the re-appointment of D+H Group LLP, Chartered Accountants as auditors of the Company for the ensuing year. **Unless such authority is withheld, the Management Designees, if named as proxy, intend to vote the Common shares represented by any such proxy in favour of a resolution re-appointing D+H Group LLP, Chartered Accountants, as auditors for the Company for the ensuing year,** to hold office until the close of the next annual general meeting of shareholders or until the firm of D+H Group LLP, Chartered Accountants, is removed from office or resigns. D+H Group LLP, Chartered Accountants, were appointed auditors for the Company on November 21, 2006 following the resignation of Ernst & Young LLP.

In accordance with Section 4.11, "Change of Auditor", of National Instrument 51-102, "Continuous Disclosure Obligations", attached to this Circular as Schedule "A" is a Notice of Change of Auditor advising that the Company appointed D+H Group LLP, Chartered Accountants, as auditors of the Company on November 21, 2006 for the balance of the ensuing year to fill the vacancy caused by the resignation of Ernst & Young LLP on November 21, 2006. The Notice of Change of Auditor states that there have been no reservations in the auditor's reports for the two most recently completed

fiscal year ends nor have there been any reportable events. The recommendation to appoint D+H Group LLP, Chartered Accountants, to fill the vacancy in the position of auditor was approved by the Audit Committee and the Board of Directors of the Company. Letters from Ernst & Young LLP and D+H Group LLP, Chartered Accountants, confirming their agreement with the Notice of Change of Auditor are attached to the Notice of Change of Auditor in Schedule "A".

ELECTION OF DIRECTORS

The Board of Directors presently consists of five directors and it is intended to elect five directors for the ensuing year.

The term of office of each of the present five directors expires at the Meeting. **The persons named below will be presented for election at the Meeting as management's nominees and unless such authority is withheld, the Management Designees intend to vote for the election of these nominees.** Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the *Business Corporations Act* (British Columbia). No class of shareholders has the right to elect a specified number of directors or to cumulate their vote for directors.

As at the date hereof, the members of the Audit Committee are William J. Boden (Chair), Peter J. Dawes and William Meyer. The Company has also appointed a Compensation Committee which as at the date hereof consists of William J. Boden (Chair), Nick DeMare, Peter J. Dawes and William Meyer and a Nominating Committee which consists of William J. Boden and William Meyer. The Company does not have an Executive Committee of its Board of Directors.

The following table sets out the names of the nominees for election as directors, the province and country in which each is ordinarily resident, all offices of the Company now held by each of them, their present principal occupation or employment, the period of time for which each has been a director of the Company, and the number of Common shares of the Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at June 22, 2007.

Name, Present Office and Province and Country of Residence[(1)]	Present Principal Occupation or Employment[(1)]	Date First Appointed as a Director	No. of Common Shares Beneficially Held or Controlled [(1)(2)(3)]
RAYMOND A. HRKAC *Director, President & Chief Executive Officer* *British Columbia, Canada*	Geologist; President and Chief Executive Officer of the Company	June 17, 1981	1,082,236
NICK DEMARE *Director, Secretary & Chief Financial Officer* *British Columbia, Canada*	Chartered Accountant; President, Chase Management Ltd. (management, administration and accounting services to public companies); director of numerous public companies	May 4, 1989	469,500
WILLIAM MEYER *Director* *British Columbia, Canada*	Geologist; Chairman, Minco Gold Corporation (TSX, AMEX)	May 26, 1994	103,500
WILLIAM J. BODEN *Director* *British Columbia, Canada*	President, CW Funds group and CW Marketing Ltd. (venture capital); Chairman, First Coal Corporation (coal exploration development)	May 12, 2005	2,524,500[(4)]

Name, Present Office and Province and Country of Residence(1)	Present Principal Occupation or Employment(1)	Date First Appointed as a Director	No. of Common Shares Beneficially Held or Controlled (1)(2)(3)
GRAHAM EACOTT *Proposed Director* *British Columbia, Canada*	Retired Metallurgist, P. Eng. (Ontario); Director, Module Resources Incorporated (NEX); previously Vice-President, Investor Relations, Century Mining Corporation (TSX-V), Tamerlane Ventures Inc. (TSX-V), and Eden Roc Mineral Corp. (TSX)	Proposed	0

Notes:

(1) The information as to municipality of residence, present principal occupation or employment, and the number of Common shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. The information as to the principal occupation or employment of Graham Eacott is for the past five years.

(2) None of the nominees and their associates or affiliates beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares.

(3) Does not include stock options to purchase common shares held by the nominees as at June 22, 2007 as follows:

Option Holder	Number of Shares	Exercise Price	Expiry Date
Raymond A. Hrkac	125,000	$0.25	February 6, 2008
	100,000	$0.50	January 15, 2009
	330,000	$0.50	March 19, 2009
	50,000	$0.20	May 12, 2010
	550,000	$0.20	March 23, 2011
Nick DeMare	35,000	$0.25	February 6, 2008
(including his holding	25,000	$0.30	April 25, 2008
company, Chase	60,000	$0.50	January 15, 2009
Management Ltd.)	50,000	$0.20	May 12, 2010
	25,000	$0.20	March 23, 2011
	105,000	$0.26	May 12, 2011
William Meyer	150,000	$0.50	January 15, 2009
William J. Boden	250,000	$0.20	May 12, 2010
	50,000	$0.26	May 12, 2011

Does not include warrants to purchase common shares held by the nominees as at June 22, 2007 as follows:

Warrant Holder	Number of Shares	Exercise Price	Expiry Date
William J. Boden (including his holding company, CW Marketing Ltd.)	200,000 100,000	$0.26 $0.15/$0.175	September 28, 2007 December 28, 2008
Nick DeMare	30,000 100,000	$0.35/$0.45 $0.15/$0.175	June 12, 2008 March 7, 2009

(4) Certain of these shares are held in the name of CW Marketing Ltd., a personal holding company.

Corporate Cease Trade Orders or Bankruptcies

To the best of knowledge of the management of the Company, no proposed director of the Company is, or within the 10 years before the date of this Circular has been, a director or executive officer of any company that, while that person was acting in that capacity:

(a) was the subject of a cease trade or similar order or an order that denied that company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver manager or trustee appointed to hold its assets.

Personal Bankruptcies

No proposed director of the Company has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

ANNUAL RATIFICATION OF STOCK OPTION PLAN

On January 18, 2006, the Board adopted a "rolling" stock option plan under which there is a fixed maximum percentage available for the grant of stock options equal to 10% of the issued and outstanding Common shares in the capital of the Company at the time of any grant of the stock option (the "**Plan**"). Under the Plan, based on the issued capital of the Company as of June 22, 2007, the Company would have available for the grant of stock options up to 11,832,569 Common shares, being 10% of the present issued capital of the Company. This number increases as the issued capital of the Company increases. Of these 11,832,569 shares, 5,175,833 Common shares are presently reserved for outstanding stock options. The Plan was accepted for filing by the TSX Venture Exchange on February 10, 2006 and was approved by the shareholders of the Company at the 2006 annual meeting. The policies of the TSX Venture Exchange require annual ratification of "rolling" stock option plans by the shareholders of the Company.

Purpose of the Plan

The purpose of the Plan is to provide directors, officers, employees, consultants and service providers of the Company and its subsidiaries with a proprietary interest in the Company through the grant of options to purchase Common shares of the Company. By the grant of such options, the Company intends to increase the interest in the Company's welfare of those directors, officers, employees, consultants and service providers who share the responsibility for the management, growth and protection of the business of the Company, to furnish an incentive to such persons to continue their services for the Company and to provide a means through and by which the Company may attract capable persons to join the Board and management of the Company and to be employed by the Company.

General Description/Exchange Policies

The Plan is administered by the Compensation Committee (the "**Committee**") appointed for such purpose by the Board. A copy of the Plan is available online at www.sedar.com.

The following is a brief description of the principal terms of the Plan, which description is qualified in its entirety by the terms of the Plan:

1. The maximum number of Common shares of the Company that may be reserved for issuance of stock options granted under the Plan shall not exceed 10% of the issued capital of the Company as of the date of grant of any stock option under the Plan.

2. The exercise price of the stock options, as determined by the Board or the Committee in its sole discretion, shall not be less than the minimum price permitted by the policies of the TSX Venture Exchange. The current policies of the TSX Venture Exchange provide that the exercise price for stock options must not be less than the greater of \$0.10 and the last closing price of the Company's shares before the date of grant, less a maximum discount of 25% where the closing price was up to \$0.50, 20% where the closing price was \$0.51 to \$2.00 and 15% where the closing price was above \$2.00, subject to adjustment in the event of a recent share consolidation or announcement of material information.

3. The granting of stock options under the Plan is restricted as follows:

   (a) the aggregate number of Common shares that may be reserved for issuance for a stock option to any one individual in a 12 month period may not exceed 5% of the issued shares of the Company at the time of grant of the stock option;

   (b) the number of options granted to a consultant in a 12 month period must not exceed 2% of the issued Common shares of the Company at the time of grant of the stock option; and

   (c) the aggregate number of options granted to employees involved in investor relations activities must not exceed 2% of the issued Common shares of the Company in any 12 month period, at the time of grant of the stock option. Options issued to consultants performing investor relations activities must vest in stages over 12 months with no more than 1/4 of the options vesting in any three month period.

4. The term for exercise of stock options for listed companies designated as Tier 2 issuers on the TSX Venture Exchange is a maximum of five years from the date of grant (Tier 1 issuers = 10 years) provided that in the event of the optionee's death, the exercise period shall not exceed the lesser of one year from the date of the optionee's death and the expiry date of the stock option. In addition, as long as the Company is classified as a Tier 2 issuer by the TSX Venture Exchange, stock options may only be exercised until the earlier of the expiry date and a period of not more than 90 days after the optionee ceases to be a qualified optionee, except in the case of persons providing investor relations activities to the Company where it is limited to the earlier of the expiry date and a period of not more than 30 days after such optionee ceases to be a qualified optionee.

5. All options shall be non-assignable and non-transferable except as between an optionee and a wholly owned personal corporation, with the consent of the TSX Venture Exchange.

6. A "disinterested shareholder vote" is required to approve the decrease in the exercise price of stock options previously granted to insiders prior to exercise of such repriced stock options, or to approve the grant to insiders, within a 12 month period, of a number of options exceeding 10% of the issued Common shares of the Company.

Shareholder Approval

The shareholders of the Company will be asked to consider and, if thought appropriate, to approve and adopt an ordinary resolution in substantially the following form:

"RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1. the 10% rolling Stock Option Plan adopted by the Company on January 18, 2006 be and is hereby approved, ratified and confirmed;

2. the Company's directors be and they are hereby authorized until the date of the next annual general meeting to grant stock options pursuant to the terms and conditions of the Stock Option Plan entitling the holders to purchase such number of Common shares as is equal to up to a maximum of 10% of the issued and outstanding Common shares of the Company determined at the time of each grant of stock options;

3. the granting of stock options to insiders of the Company under the Stock Option Plan be and it is hereby approved; and

4. any director or officer of the Company be and is hereby authorized, for or on behalf of the Company, to execute and deliver all documents and instruments and to take such other actions as such director or officer may determine to be necessary or desirable to implement this ordinary resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions."

Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of this ordinary resolution. Under the policies of the Exchange, shareholder approval will be requested by way of ordinary resolution. See "**General**" below. If the Plan is not approved by the shareholders, the Company will not be in a position to offer increased incentives to its directors, officers, employees and independent consultants.

OTHER BUSINESS

Management of the Company knows of no matter to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. **However, if any other matters properly come before the Meeting, it is the intention of the Management Designees to vote the same in accordance with their best judgment of such matters.**

GENERAL

Unless otherwise directed, it is Management's intention to vote proxies in favour of the resolutions set forth herein. All ordinary resolutions require, for the passing of the same, a simple majority of the votes cast at the Meeting by the shareholders.

ADDITIONAL INFORMATION

Additional information concerning the Company is available online at www.sedar.com. Financial information concerning the Company is provided in the Company's comparative financial statements and Management Discussion and Analysis for the financial year ended November 30, 2006.

Shareholders wishing to obtain a copy of such financial statements and Management's Discussion & Analysis may contact the Company as follows:

GGL Diamond Corp.
904 - 675 West Hastings Street
Vancouver, BC V6B 1N2
Telephone: 604.688.0546
Fax: 604.688.0378
www.ggldiamond.com

DIRECTORS' APPROVAL

The contents of this Circular and its distribution to the shareholders of the Company have been approved by the Board of Directors of the Company.

BY ORDER OF THE BOARD

(signed) "*Raymond A. Hrkac*"
President & Chief Executive Officer

Vancouver, BC
June 26, 2007

SCHEDULE A

GGL DIAMOND CORP.
904 - 675 West Hastings Street
Vancouver, BC V6B 1N2

NOTICE OF CHANGE OF AUDITOR
PURSUANT TO NATIONAL INSTRUMENT 51-102

NOTICE IS HEREBY GIVEN that the management of GGL Diamond Corp. (the "Company") has received the resignation of Ernst & Young LLP, Chartered Accountants, as auditors of the Company effective November 21, 2006 and that D+H Group LLP Chartered Accountants of 10th Floor - 1333 West Broadway, Vancouver, BC V6H 4C1 were appointed auditors for the Company to fill the vacancy to hold office for the balance of the ensuing year. Ernst & Young LLP resigned as auditors of the Company at the Company's request.

There have been no reservations in the auditor's report of Ernst & Young LLP for the fiscal year ended November 30, 2005 or in the auditor's report of Ellis Foster for the fiscal year ended November 30, 2004, nor have there been any reportable events.

The recommendation to appoint D+H Group LLP Chartered Accountants to fill the vacancy in the position of auditors was approved by the audit committee and the board of directors of the Company. In addition, the audit committee has reviewed the letters from D+H Group LLP Chartered Accountants and Ernst & Young LLP, Chartered Accountants, attached hereto.

DATED the 2nd day of January, 2007.

GGL Diamond Corp.

Per: "*Raymond A. Hrkac*"
President & CEO

ERNST & YOUNG

Ernst & Young LLP
Chartered Accountants
Pacific Centre
P.O. Box 10101
700 West Georgia Street
Vancouver, Canada V7Y 1C7

Phone: 604 891-8200
Fax: 604 643-5422

November 22, 2006

Alberta Securities Commission
Executive Director
4th Floor, 300 – 5th Avenue SW
Calgary, AB, T2P 3C4

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
9th Floor, 701 West Georgia Street
Vancouver, B.C., V7Y 1L2

Dear Sirs/Mesdames:

Re: GGL Diamond Corp.
Change of Auditor Notice dated November 21, 2006

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and

- We are in agreement with the statements made in the first paragraph as they relate to Ernst & Young LLP. We have no basis to agree or disagree with these statements as they relate to D & H Group LLP Chartered Accountants.

- We are in agreement with the statements made in the second paragraph.

- We have no basis to agree or disagree with the statements contained in the third paragraph.

Yours sincerely,

Ernst & Young LLP

cc: The Board of Directors, GGL Diamond Corp.

D+H Group LLP
Chartered Accountants

January 2, 2007

TSX Venture Exchange Inc.
650 West Georgia Street, 27th Floor
Vancouver, BC V6B 4N9

British Columbia Securities Commission
701 West Georgia Street, 9th Floor
Vancouver, BC V7Y 1L2

Alberta Securities Commission
300 5th Avenue SW, Suite 400
Calgary, AB T2P 3C4

Dear Sirs:

Re: GGL Diamond Corp. (the "Company")
- Notice of Change of Auditors

As required by National Instrument 51-102, we confirm that we have reviewed the information contained in the Notice of Change of Auditor (the "Notice") issued on November 21, 2006 by the Company and, based on our knowledge of such information at this time, we agree with the information contained in the Notice.

We understand that a copy of the Notice and this letter will be provided to the shareholders of the Company and filed on SEDAR.

Yours truly,

D&H GROUP LLP

Per: T.C. Hamar Ltd.

TCH/dl
MCTCH20070101

D+H Group LLP Chartered Accountants
10th Floor, 1333 West Broadway
Vancouver, British Columbia
Canada V6H 4C1
Telephone: 604 731 5881
Facsimile: 604 731 9923
Email: info@dhgroup.ca
www.DHgroup.ca
A B.C. Limited Liability Partnership of Corporations

Please direct all inquiries to:

Questions and Further Assistance
If you have any questions about the information contained in this document or require assistance in completing your proxy form, please contact the proxy solicitation agent at:

Georgeson

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

North American Toll Free Number: 1-888-605-7615

GGL DIAMOND CORP.

CORPORATE INFORMATION AS OF JUNE 26, 2007

Head Office

904-675 West Hastings St.
Vancouver, BC V6B 1N2
Telephone: (604) 688-0546
Fax: (604) 688-0378
Web site: http://www.ggldiamond.com

Board of Directors

William Boden
Peter J. Dawes
Nick DeMare
Raymond A. Hrkac
William Meyer

Officers

Raymond A. Hrkac, President & CEO
Nick DeMare, Secretary & CFO
Jurgen T. Lau, Assistant Secretary
Donna L. Ornstein, Assistant Secretary

Listing information

TSX Venture Exchange Inc.
Tier 2
Symbol: GGL

GGL Diamond Corp. has an exemption under rule 12g 3-2(b) of the U.S. Securities and Exchange Act

Registrar and Transfer Agent

Computershare Investor Services Inc.
3rd Floor, 510 Burrard Street
Vancouver, BC
V6C 3B9

Auditors

D+H Group Ltd.
Chartered Accountants
10th Floor, 1333 West Broadway
Vancouver, BC V6H 4C1

Barristers and Solicitors

Davis LLP
2800 Park Place
666 Burrard Street
Vancouver, BC V6C 2Z7

Corporate Relations

Ascenta Capital Partners Inc.
Suite 701 - 1177 West Hastings Street
Vancouver, BC V6E 2K3
Telephone: (604) 628-5800
Toll Free: 1-866-684-4209
Email: info@ascentacapital.com

Exemption No. 82-1209

GGL DIAMOND CORP

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Yellow Form of Proxy - Annual General Meeting to be held on July 31, 2007

This Yellow Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then any one of those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by Computershare by 2:00 p.m. Vancouver time on Friday, July 27, 2007 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned meeting.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

00H4BC

Appointment of Proxyholder

The undersigned shareholder ("Registered Shareholder") of GGL Diamond Corp. (the "Company") hereby appoint(s): Raymond A. Hrkac, President & CEO, or failing him, Nick DeMare, Secretary & CFO ("Management Designees"), OR **Print the name of the person you are appointing if this person is someone other than the Management Designees listed herein.**

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of GGL Diamond Corp. to be held at The Terminal City Club (Ceperley/Walker rooms), 837 West Hastings Street, Vancouver, BC V6C 1B6 on July 31, 2007 at 2 p.m. (Vancouver time) and at any adjournment thereof.

MANAGEMENT'S VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Raymond A. Hrkac	☐	☐	02. Nick DeMare	☐	☐	03. William Meyer	☐	☐
04. William J. Boden	☐	☐	05. Graham Eacott	☐	☐			

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	For	Withhold
2. Appointment of Auditors	☐	☐

	For	Against
3. Annual Ratification of Stock Option Plan	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

___ / ___ / ___

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

AR1 GGLQ

00H4CD

FINANCIAL STATEMENT REQUEST FORM

TO: GGL DIAMOND CORP.

I, the undersigned hereby certify that I am the owner of securities (other than debt instruments) of GGL Diamond Corp. (the "Company") and request that my name be placed on the Company's Mailing List in respect of its quarterly and/or annual financial statements for the ensuing financial year.*

Tick one or both of the following options:

Annual Financial Statements & MD & A _______

Quarterly Financial Statements & MD &A _____

You will not receive any financial statements for the ensuing financial year, if you do not complete and return this form.

Name: ___________________________________

Address: _________________________________

____

City/Prov/State/ Postal Code: ___________________________________

Preferred Method of Communication:

Email: ____________ or Mail: __________

Email Address: ____________________________

Signature: ___________________________ Date: ________________________

***Copies of previously issued and current annual and quarterly financial statements and related MD & A are available to the public on the SEDAR website at www.sedar.com.**

GGL Diamond Corp. will use the information collected solely for the purpose of mailing such financial statements to you and will treat your signature on this form as your consent to the above.

Please mail or fax this form to:

GGL Diamond Corp.
904 - 675 West Hastings Street
Vancouver, BC V6B 1N2
Fax: (604) 688-0378

Computershare

Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

May 3, 2007

Dear Sirs: All applicable Exchanges and Commissions

Subject: GGL DIAMOND CORP **(AMENDED)**

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1. Meeting Type	: Annual General Meeting
2. CUSIP/Class of Security entitled to receive notification	: 361703101/CA3617031016/COMMON
3. CUSIP/Class of Security entitled to vote	: 361703101/CA3617031016/COMMON
4. Record Date for Notice	: 22 Jun 2007 **(AMENDED)**
5. Record date for Voting	: 22 Jun 2007 **(AMENDED)**
6. Beneficial Ownership determination date	: 22 Jun 2007 **(AMENDED)**
7. Meeting Date	: 31 Jul 2007 **(AMENDED)**
8. Meeting Location	: Davis & Company, 2800 Park Place, 666 Burrard St. Vancouver, BC

Sincerely,

"Brian Kim"
Meeting Specialist
Client Services Department
Tel: 604.661.9400 Ext 4139
Fax: 604.661.9401

Computershare

Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

June 25, 2007

Dear Sirs: All applicable Exchanges and Commissions

Subject: GGL DIAMOND CORP **(AMENDED)**

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1. Meeting Type	: Annual General Meeting
2. CUSIP/Class of Security entitled to receive notification	: 361703101/CA3617031016/COMMON
3. CUSIP/Class of Security entitled to vote	: 361703101/CA3617031016/COMMON
4. Record Date for Notice	: 22 Jun 2007
5. Record date for Voting	: 22 Jun 2007
6. Beneficial Ownership determination date	: 22 Jun 2007
7. Meeting Date	: 31 Jul 2007
8. Meeting Location	: The Terminal City Club (Ceperley/Walker Rooms), 837 West Hastings Street, Vancouver, BC V6C 1B6 **(AMENDED)**

Sincerely,

"Brian Kim"
Meeting Specialist
Client Services Department
Tel: 604.661.9400 Ext 4139
Fax: 604.661.9401

GGL DIAMOND CORP.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders ("**Meeting**") of **GGL DIAMOND CORP.** (the "**Company**") will be held in the Ceperley/Walker Rooms, Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia V6C 1B6, on Tuesday, the 31st day of July, 2007, at the hour of 2:00 p.m. (Vancouver time), for the following purposes:

1. to receive and consider the consolidated financial statements of the Company for the financial year ended November 30, 2006, together with the report of the auditors thereon;
2. to appoint auditors of the Company for the ensuing year;
3. to elect Directors of the Company for the ensuing year;
4. to approve, adopt and ratify the ordinary resolution as set out in the Company's Management Information Circular dated June 26, 2007 relating to the annual ratification of the 10% rolling stock option plan of the Company; and
5. to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting are the Circular, a YELLOW form of proxy and the Financial Statement Request Form, as well as a return prepaid envelope for use by shareholders to send in their proxy. Financial information concerning the Company is provided in the comparative Financial Statements and the Management's Discussion and Analysis of the Company for the financial year ended November 30, 2006, which are available online at www.sedar.com.

If you are a registered holder (a "Shareholder") of Common Shares and are unable to attend the Meeting in person, please complete, sign, date and return the enclosed form of proxy. A proxy will not be valid unless it is deposited at the office of Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 not later than 2:00 p.m., Vancouver time, on July 27, 2007.

If you are a non-registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you do not complete and return the materials in accordance with such instructions, you may lose your right to vote at the Meeting, either in person or by proxy.

BY ORDER OF THE BOARD

(signed) "*Raymond A. Hrkac*"
President & Chief Executive Officer

Vancouver, BC
June 26, 2007

YOUR VOTE IS EXTREMELY IMPORTANT
PLEASE SUBMIT YOUR YELLOW PROXY TODAY

END